Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Healthier Choices Management Corp. on Form S-8 (File No. 333-215971) of our report dated March 27, 2024 which includes an explanatory paragraph as to Healthier Choices Management Corp.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Healthier Choices Management Corp. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report is included in this Annual Report on Form 10-K of Healthier Choices Management Corp. for the year ended December 31, 2023.

/s/ Marcum LLP

Marcum llp

Saddle Brook, NJ

March 27, 2024